Willis Securities, Inc.

(A Wholly Owned Subsidiary of Willis North America Inc.)

(SEC I.D. No. 53563)

Financial Statements as of and for the Year Ended December 31, 2019, Supplemental Schedules as of December 31, 2019, and Report of Independent Registered Public Accounting Firm

****

This report is deemed **CONFIDENTIAL** in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition, bound separately, has been filed with the Securities and Exchange Commission simultaneously herewith as a Public Document

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America Inc.)

TABLE OF CONTENTS

This report contains (check all applicable boxes):

(x)   Report of Independent Registered Public Accounting Firm

(x) (a) Facing Page

(x) (b) Statement of Financial Condition

(x) (c) Statement of Operations

(x) (d) Statement of Changes in Stockholder's Equity

(x) (e) Statement of Cash Flows

(x) (f) Statement of Changes in Subordinated Borrowings

(x)   Notes to Financial Statements

(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934

(x) (h) Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements For Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934

( ) (i) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (Not applicable)

( ) (j) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (Not applicable)

(x) (k) An Oath or Affirmation

(x) (l) A Report Describing the Broker-Dealer's Compliance with the Exemption Provisions of Section k of SEC Rule 15c3-3 (the "Exemption Report") and Report of Independent Registered Public Accounting Firm Thereon.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53563

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Willis Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One World Financial Center 200 Liberty Street
(No. and Street)

New York	NY	10281
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Ryan Fitzpatrick, Chief Compliance Officer — (212) 309-3494
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Withum Smith & Brown PC
(Name - if individual, state last, first, middle name)

1411 Broadway	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**









OATH OR AFFIRMATION

I, Ryan Fitzpatrick, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Willis Securities, Inc. as of and for the year ended December 31, 2019, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Ryan Fitzpatrick
Chief Compliance Officer of
Willis Securities, Inc.

Feb 27, 2020
Date

Affirmed before me by RYAN EDWARD FITZPATRICK this 27th day of February 2020 at London, England.

Notary Public

Patrick John O'SHEA
Notary Public of London, England
My Commission expires with life.

DE PINNA LLP
35 PICCADILLY
LONDON
W1J 0LJ
NOTARIES PUBLIC

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Stockholder of
Willis Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Willis Securities, Inc. (the "Company"), as of December 31, 2019, the related statements of operations, changes in stockholder's equity, statement of changes in subordinated borrowings, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information, the Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 and the Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements For Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2019.

New York, NY
February 27, 2020

WithumSmith+Brown, PC 1411 Broadway, 9th Floor, New York, New York 10018-3496 T (212) 751 9100 F (212) 750 3262 withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019

ASSETS

Cash and cash equivalents	$	18,294,016
Commissions and fees receivable		1,336,204
Receivables from Parent — net corporate pool		18,282,645
Other Receivables from Parent		460,120
Prepaid expenses and other assets		23,004
TOTAL	$	38,395,989

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Payables to Parent	$	250,091
Payables to Affiliates		657,332
Accounts payable, accrued expenses, and other liabilities		6,648,980
Total liabilities		7,556,403
STOCKHOLDER'S EQUITY:		
Common stock, $1 par value — 1,000 shares authorized, issued and outstanding		1,000
Additional paid-in capital		24,415,204
Retained earnings		6,423,382
Total stockholder's equity		30,839,586
TOTAL	$	38,395,989

See notes to financial statements.

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America Inc.)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2019

REVENUES:	
Override and trading commissions	$ 3,438,625
Strategic advisory and private placement fees	9,001,928
Underwriting fees	1,351,691
Other income	556,766
Total revenues	14,349,010
EXPENSES:	
Employee compensation and benefits	9,916,953
Regulatory and professional fees	670,555
Other operating expenses	5,311,135
Total expenses	15,898,643
LOSS BEFORE TAXES	(1,549,633)
INCOME TAX BENEFIT	(369,023)
NET LOSS	$ (1,180,610)

See notes to financial statements.

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE — January 1, 2019	$1,000	$24,418,870	$ 7,603,992	$32,023,862
Share-based compensation	-	(3,666)	-	(3,666)
Net loss	-	-	(1,180,610)	(1,180,610)
BALANCE — December 31, 2019	$1,000	$24,415,204	$ 6,423,382	$30,839,586

See notes to financial statements.

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America Inc.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$ (1,180,610)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Share-based compensation	(3,666)
Deferred taxes	241,902
Changes in operating assets and liabilities:	
Commissions and fees receivable	(430,149)
Other Receivables from Parent	2,677,697
Prepaid expenses and other assets	80,051
Payables to Parent	(101,606)
Payables to Affiliates	657,332
Accounts payable, accrued expenses, and other liabilities	3,881,717
Net cash provided by operating activities	5,822,668

CASH FLOWS FROM INVESTING ACTIVITIES:

Receivables from Parent - net corporate pool	(1,671,818)
Net cash used in investing activities	(1,671,818)

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from subordinated borrowings	35,000,000
Repayments of subordinated borrowings	(35,000,000)
Proceeds from non-subordinated borrowings	193,714,286
Repayments of non-subordinated borrowings	(193,714,286)
Net cash used in financing activities	-

NET INCREASE IN CASH AND CASH EQUIVALENTS	4,150,850
CASH AND CASH EQUIVALENTS — Beginning of year	14,143,166
CASH AND CASH EQUIVALENTS — End of year	$ 18,294,016

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid during the year for interest	$ 215,282

See notes to financial statements.

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America Inc.)

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2019

BALANCE — January 1, 2019	$ —
Proceeds from subordinated borrowings	35,000,000
Repayments of subordinated borrowings	(35,000,000)
BALANCE — December 31, 2019	$ -

See notes to financial statements.

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America Inc.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2019

1. ORGANIZATION

Willis Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company, a wholly owned subsidiary of Willis North America Inc. (the "Parent"), was incorporated as CBL Equities, Inc. in 1977, with business commencing in 1984. CBL Equities, Inc. was discontinued in 1998 and remained dormant until 2001 when it was renamed Willis Equities, Inc. Willis Equities, Inc. reapplied for registration as a broker-dealer in 2001 and received its license in 2002. The Company was renamed Willis Securities, Inc. in 2003. Effective January 4, 2016 Willis Group Holdings PLC merged with Towers Watson & Co. to form Willis Towers Watson PLC, of which the Parent and Company are subsidiaries.

The Company has a fully disclosed clearing agreement with Pershing LLC and acts as an introducing broker only for customer accounts through such agreement. The Company does not handle or maintain customer funds.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). The Parent provides the Company with management, accounting, and recordkeeping services, and allocates a relevant portion of these costs to the Company. Because of these services provided by the Parent, the Company's accompanying financial statements may not be representative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated entity.

These financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. As reflected in the statement of operations, the Company had a net loss after taxes of $1,180,610 for the year ended December 31, 2019. The Company's revenue generation activity is highly dependent on the demand for capital market transactions, which are highly susceptible to market volatility and demand for services from customers. The Company's primary use of liquidity is to fund working capital requirements of the business, including meeting necessary collateral posting requirements established by FINRA to facilitate revenue earning activities. The Company entered into subordinated loans totaling $35,000,000 and un-subordinated loans totaling $193,714,286 with the Parent for the year ended December 31, 2019. Continued capital market uncertainty may continue to have a negative impact on the Company's results from operations, and ability to generate liquidity from operating and investing activities, which may require the Company to seek additional funding from the Parent.

Cash and Cash Equivalents — The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. There is no restricted cash included in the cash and cash equivalents balance.

Commissions and Fees Receivable — Commissions and fees receivable are recognized net of allowance for uncollectible accounts. Allowances are recorded, when necessary, in an amount

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America Inc.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2019

considered by management to be sufficient to recognize incurred losses for uncollectible accounts to state the commissions and fees receivable at their net realizable value. The Company recognized receivables from commissions and fees of $906,055 and $1,336,204 at January 1, 2019 and December 31, 2019, respectively. The Company did not have any other contract assets and liabilities as of January 1, 2019, but did have a $75,000 contract liability as of December 31, 2019. There was no impairment expense recognized for the year ended December 31, 2019.

Revenue Recognition —The Company derives the majority of its customer contract revenues from the two basic business lines of the Company; Employee Benefits and Capital Markets and Advisory. Employee Benefits revenue is primarily from override commissions while the Capital Markets business earns revenues from underwriting fees, strategic advisory fees, trading commissions and private placement fees, including initial purchase activity for Rule 144A securities offerings.

Override and trading Commissions – Customer contract revenue is earned from the sale of variable annuities and mutual fund shares as well as secondary trading of catastrophe bonds. The Company may receive commissions upon the sale of a mutual fund or annuity as well trail commissions as long as the security stays in place. The Company believes that its sole performance obligation is performed on the trade date as this when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. As such, all fixed consideration is regognized as of the trade date. Trail commissions are variable amounts and are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved (typically at a point in time that cannot be determined in advance due to the determination of a fund asset value). These amounts are recognized monthly, quarterly, or annually, depending upon the terms of the specific agreement. The uncertainty of these variable amounts is dependent on the value of assets at future points in time and are influenced by market conditions.

Strategic advisory and private placements – Strategic advisory fees consist primarily of success fees on completed merger and acquisition transactions, as well as retainers and periodic fees, earned in connection with advising on both buyers' and sellers' transactions. Fees are also earned for related advisory work and other services such as providing fairness opinions and valuation analyses. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction, opinion or analysis is delivered) as this is when value has been transferred to the client. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. Contract liabilities arising from strategic advisory and private placements were $0 as of January 1, 2019 and $75,000 as of December 31, 2019.

Effective December 31, 2018 the Company withdrew from the offering of strategic advisory services related to merger and acquisition transactions as a standard service offering, but retained their registration to offer these services in the event an opportunity arrises that is strategic to the interests of the Parent. Existing engagements related to announced merger and acquisition transactions are in run off until the underlying transactions close or the engagements are cancelled by WSI's clients.

Underwriting fees – The Company earns fees for the underwriting and agency placement of catastrophe bonds for insurance companies that want to transfer a risk to investors. Revenues are primarily earned

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America Inc.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2019

from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (in the case of underwritings the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

Reimbursed expenses – As the Company generally acts as an agent, all client reimbursable expenses, including those relating to travel, other out-of-pocket expenses and any third-party costs, are included in revenue, and an equivalent amount of reimbursable expenses is included in other operating expenses as a cost of revenue as incurred. Reimbursed expenses represented approximately 2% of customer contract revenue for the year ended December 31, 2019.

Interest income – Recognized as earned and included within other income in the accompanying statement of operations.

Income Taxes — The Company is included in the consolidated federal and unitary state income tax returns filed by the Parent and files a separate state income tax return. The Company's share of the consolidated income taxes is determined using the modified "separate-return" method. Under this method, the Company determines current and deferred expense or benefit for the period as if the Company was filing a separate tax return. The Company's policy is to recognize a current income tax benefit for federal and state net operating losses when generated as these losses are utilized by the Parent and domestic subsidiaries. Also, for the purposes of evaluating whether existing net deferred tax assets are realizable the Company can consider its expectation of whether net deferred tax assets will ultimately be realized at the consolidated tax return level. The Company has not identified any unrecognized tax benefits as of December 31, 2019.

Share-Based Compensation — The Company periodically enters into agreements with employees to offer stock options in Willis Towers Watson PLC, the parent of Willis North America Inc.

The Company expenses equity-based compensation, which is included in Employee compensation and benefits in the accompanying statement of operations, primarily on a straight-line basis over the requisite service period. The significant assumptions underlying the expense calculations include the fair value of the award on the grant date. The awards under equity-based compensation are classified as equity and included as a component of equity on the accompanying statement of financial condition as the ultimate payment of such awards will not be achieved through the use of the Company's cash or other assets.

Use of Estimates — These financial statements conform to U.S. GAAP, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. This may include assessing the probability of mergers and acquisitions transactions closing during a specified time period when evaluating the accrual of certain severance benefits. Estimates, judgments and assumptions are continually evaluated based on available information and experience. Because of the use of estimates inherent in the financial reporting

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America Inc.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2019

process, actual results could differ from those estimates. Estimates are used when accounting for discretionary compensation, share-based compensation, accrued liabilities, income taxes, commitments and contingencies, and revenue recognition.

Fair Value of Financial Instruments — At December 31, 2019, the Company had financial instruments including cash and cash equivalents, commissions and fees receivable, receivables from Parent, prepaid expenses and other assets, payables to Parent, payables to Affiliates, and accounts payable. The carrying value of these financial instruments approximated their estimated fair values because of their short-term nature.

Recent Accounting Pronouncements —

Not yet adopted

In December 2019, the FASB issued ASU No. 2019-12, Simplifying the accounting for income taxes, which clarifies and amends existing guidance, including removing certain exceptions to the general principles for accounting for income taxes. The ASU becomes effective for the Company on January 1, 2021. Some of the changes must be applied on a retrospective basis or modified retrospective basis while others must be applied on a prospective basis. Early adoption is permitted. The Company does not plan to adopt this ASU early and is assessing the expected impact on our financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement as part of its disclosure framework project. The focus of this project is to improve the effectiveness of disclosures in the notes to the financial statements by facilitating clear communication of the information required by U.S. GAAP that is most important to users of an entity's financial statements. This ASU became effective for the Company on January 1, 2020, at which time we adopted it. Certain provisions of the ASU were required to be adopted retrospectively, while others were required to be adopted prospectively. This ASU will not have a material impact to the notes to our financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses: Measurement of Credit Losses on Financial Instruments, which amends the guidance on the impairment of financial instruments. The ASU adds an impairment model (known as the current expected credit loss ('CECL') model) that is based on expected losses rather than incurred losses. Under the new guidance, an entity recognizes as an allowance its estimate of lifetime expected credit losses on assets measured at amortized cost, which is intended to result in more timely recognition of such losses. The ASU is also intended to reduce the complexity of U.S. GAAP by decreasing the number of credit impairment models that entities use to account for debt instruments. Further, the ASU makes targeted changes to the impairment model for available-for-sale debt securities. Additional ASUs have since been issued which provide amended and additional guidance for the implementation of ASU No. 2016-13. All related guidance has been codified into, and is now known as, ASC 326, Financial Instruments—Credit Losses ('ASC 326'). ASC 326 became effective for the Company on January 1, 2020, at which time we adopted it. This ASU will not have a material impact on our financial statements.

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America Inc.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2019

Adopted

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-02, *Leases*, which requires a lessee to recognize in the statement of financial condition a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. Additional ASUs have since been issued which provide amended and additional guidance for the implementation of ASU No. 2016-02. All related guidance has been codified into, and is now known as, ASC 842, *Leases* ("ASC 842"). ASC 842 became effective for the Company at the beginning of its 2019 calendar year, at which time the Company adopted it. There is no impact to the accompanying financial statements.

3. INCOME TAXES

At December 31, 2019, the income tax benefit consists of the following:

Current:	
Federal	$ (495,158)
State	(115,767)
Deferred:	
Federal	196,113
State	45,789
Income tax benefit	$ (369,023)

Effective tax rate reconciliation

The income tax benefit differs from the amount computed using the U.S. federal statutory income tax rate as follows:

Loss before taxes	(1,549,633)
U.S. federal statutory income tax rate	21%
Income tax benefit at U.S. federal tax rate	(325,423)
Adjustments to derive effective tax rates:	
Non-deductible expenses	11,709
State taxes	(55,309)
Income tax benefit	$ (369,023)

The Company has consistently followed a modified separate return method in preparing its federal and state income tax provisions. Historically, there have not been material differences between the tax provision established under our modified separate return method and the tax provision that would have been recognized under the separate return basis. For the year ended December 31, 2019, the Company

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America Inc.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2019

recorded a benefit for its losses using the modified separate return approach because it will be reimbursed for the use of its losses. Using the separate return method, the Company would have recorded no benefit for its losses and recorded a full valuation allowance on its net operating loss carryover.

The Company is included in the consolidated federal income tax return filed by the Parent who is currently under examination by the Internal Revenue Service (IRS) for the tax year ended December 31, 2017. In December 2019, the IRS informed the Parent that it will also examine the tax year ended December 31, 2018. As of December 31, 2019, the IRS has not issued any requests for information with regards to the 2018 tax year and has not advised the Parent of any proposed adjustments related to the 2017 tax year. Calendar years 2015 and forward are open for examination by state taxing authorities.

4. **RELATED-PARTY TRANSACTIONS**

The Parent provides the Company with various services, including management, accounting, and record keeping services, and allocates these costs to the Company. The Company recorded $3,864,739 of allocated management and administration expense for the year ended December 31, 2019, and such amount is included in other operating expenses in the accompanying statement of operations. At December 31, 2019, the Company has a liability owed to the Parent of $250,091 for allocated management and accounting services and employee benefits, as well as a net receivable from the Parent of $18,282,645 in the corporate pool comprised of $20,000,000 for cash on deposit offset by a $1,717,355 corporate pool liability. The Parent also owes the Company $460,120 for state and federal taxes and other miscellaneous expenses.

The Company also has an Affiliate Services and Revenue Sharing Agreement with two entities that are indirect subsidiaries of Willis Towers Watson PLC (the "Affiliates"). This agreement establishes procedures for the parties to provide certain consulting services to each other, and for the party receiving such consulting services to share a portion of revenues received from related transactions with the party providing such services. For the year ended December 31, 2019, the Company shared $473,375 in strategic advisory and underwriting fees as well as $217,984 of expenses under this agreement. These amounts remain outstanding as of December 31, 2019 and along with other shared costs of $401,941 make up the payables to Affiliates line in the accompanying statement of financial condition.

On occasion the Company may seek additional capital from the Parent to fund operations, or for regulatory capital and initial purchases related to the underwriting of securities. During 2019 the Company obtained approval from FINRA and entered into one fixed rate subordinated loan totaling $35,000,000 with the Parent. The settlement of this loan was approved by FINRA and settled during the year. The Company also borrowed $193,714,286 from the Parent on an un-subordinated basis during the year. All borrowings were obtained on an arm's length basis and paid back during the year along with accrued interest. Interest expense of $199,013 is included within other operating expenses in the accompanying statement of operations.

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America Inc.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2019

5. FAIR VALUE MEASUREMENT

The Company follows FASB ASC 820, *Fair Value Measurement and Disclosure* ("ASC 820"), for assets and liabilities measured at fair value on a recurring basis. ASC 820 establishes a common definition for fair value to be applied to existing generally accepted accounting principles that require the use of fair value measurement, establishes a framework for measuring fair value, and expands disclosure about such fair value measurement.

The Company also follows the provisions of FASB ASC 825, *The Fair Value Option for Financial Assets and Financial Liabilities*, which permit an entity to choose to measure eligible financial instruments and other items at fair value as well as requires disclosures of estimated fair value of financial instruments carried at amortized cost at December 31, 2019.

At December 31, 2019 the Company did not have any financial instruments that were required to be measured at fair value on a recurring or non-recurring basis. The Company also did not make any elections to carry financial instruments at fair value as the Company determined that the carrying value of cash and cash equivalents, commissions and fees receivable, receivables from Parent, prepaid expenses and other assets, payables to Parent and Affiliates, and accounts payable approximated fair value.

6. CONCENTRATION OF RISKS

The Company generates the majority of its revenues by providing underwriting and strategic advisory services. For the year ended December 31, 2019, the Company received approximately 87% of its total revenue from strategic advisory and underwriting fees from one transaction. This transaction was from an existing deal announced prior to when the Company discontinued its strategic advisory services related to merger and acquisition transactions on December 31, 2018. The Company received revenue of $9,000,000 from this transaction and owes former staff $5,625,000 of incentives payments.

The Company maintains its cash balances with major depository institutions, in amounts which may exceed the insurance limits of the Federal Deposit Insurance Corporation. The Company is subject to credit risk should this financial institution be unable to fulfill its obligations. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk on such deposits.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule of the SEC (Rule 15c3-1) and elects to calculate the minimum net capital under the alternate method as permitted under Rule 15c3-1, paragraph (a)(1)(ii), which requires the maintenance of minimum net capital of $250,000. At December 31, 2019, the Company had net capital of $9,019,704, which was $8,769,704 in excess of required net capital.

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America Inc.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2019

8. SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date the financial statements were issued on February 27, 2020.

* * * * * *

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America Inc.)

**COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO
RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2019**

Net capital — total stockholder's equity	$ 30,839,586
Deductions — non-allowable assets from statement of financial condition:	
Commissions and fees receivable	(1,336,204)
Receivables from Parent	(20,460,120)
Prepaid expenses and other assets	(23,004)
Total non-allowable assets	(21,819,328)
Net capital before haircuts on securities positions	9,020,258
Haircuts on securities:	
Foreign denominated funds	(554)
Total haircuts	(554)
Total net capital	9,019,704
Minimum net capital required under alternate method	250,000
Excess net capital	$ 8,769,704

**Statement Pursuant to Paragraph (d)(4) of Rule 17a-5 of the
Securities Exchange Act of 1934**

There are no material differences between the above computation and computation included in the Company's unaudited FOCUS Report filed by the Company on January 27, 2020.

See Report of Independent Registered Public Accounting Firm.

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America Inc.)

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
FOR THE YEAR ENDED DECEMBER 31, 2019**

Willis Securities, Inc. is exempted from the provisions of Rule 15c3-3 of the Securities and Exchange Commission by paragraph (k)(2)(ii) of that Rule.

See Report of Independent Registered Public Accounting Firm.